Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
<u>Attn. Mrs. Mary Cascio</u>

By courier



04030832

Leuven, 4 June 2004

Dear Madam,

SUPPL

<u>Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**</u>

Enclosed herewith is information to be furnished to the Securities and Exchange
Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the
Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents
furnished herewith are being furnished with the understanding that they shall not be
deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18
of the Exchange Act, and that neither this letter nor the furnishing of such information or
document pursuant to the Rule shall constitute an admission for any purpose that the
Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact
the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone:
+32.16.24.75.32, fax: +32.16.24.78.96, e-mail: <u>Catherine.noirfalisse@interbrew.com</u>.

Very truly yours,

PROCESSED

JUN 22 2004

THOMSON
FINANCIAL

**pp. Catherine Noirfalisse
Senior Vice President Legal**

<u>Enclosure</u>: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05



Press release

Interbrew to provide updates on volume growth for next quarters

Brussels, 4th June 2004

To further underscore the importance of organic growth to Interbrew, the company has amended its financial agenda for 2004, which now reads as follows:

13th July 2004	7.00 a.m. - **2nd-quarter volumes** and pre-closed period statement
9th September 2004	**Publication half year results 2004** 7.00 a.m. – Press release 9.00 a.m. – Analyst Presentation 11.00 a.m. – Press Conference
26th October 2004	**3rd-quarter trading update** 7.00 a.m. – Press release 8.00 a.m. - Conference call for analysts
14th January 2005	7.00 a.m. -**4th-quarter volumes** and pre-closed period statement
2nd March 2005	7.00 a.m. - **Publication of 2004 results**

(all times indicated are Central European Time)

Interbrew is a publicly traded company (INTB – Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Hoegaarden®, Staropramen® and Bass®. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realized a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets—more than any other brewer. InterbrewAmBev will focus its activities on Beck's®, Brahma® and Stella Artois®, its three global flagship brands.

The closing of the InterbrewAmBev combination has yet to occur.

Visit us on our website www.interbrew.com for more information.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com